SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Blocklisting Six Monthly Return
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AMVESCAP PLC
IMMEDIATE RELEASE  22 MAY 2006


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      22 May 2006


1. Name of applicant: AMVESCAP PLC


2. Name of scheme: AMVESCAP PLC EXECUTIVE SHARE OPTION SCHEME

3.   Period of return: From:      8 NOVEMBER 2005             To:    7 MAY 2006

4.   Balance under scheme from previous return:       5,846,420 ORDINARY SHARES


5. The amount by which the block scheme has been      0
   increased, if the scheme has been increased since the date of the last return


6. Number of securities issued/allotted under         4,480,789 ORDINARY SHARES
   scheme during period:                              OF US$0.10 EACH


7. Balance under scheme not yet issued/allotted       1,365,631 ORDINARY SHARES
   at end of period                                   OF US$0.10 EACH


8. Number and class of securities originally          12,000,000 ORDINARY
   listed and the date of admission                   SHARES OF 25P EACH LISTED
                                                      ON 8 MAY 2002.

9. Total number of securities in issue at             822,490,215
   the end of the period.

Name of contact:                            ANGELA TULLY

Address of contact:                         30 FINSBURY SQUARE, LONDON EC2

Telephone number of contact:                020 7065 3652

SIGNED BY   _A. Tully_____________________________________________
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            Assistant Company Secretary, for and on behalf of

            AMVESCAP PLC______________________________________________

            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  22 May, 2006                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary